UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Santiago, August 3, 2007

Mr.

Guillermo Larrain R.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins 1449

PRESENT

Re: Lan Airlines S.A.

Securities Registration N° 306

Communicates RELEVANT FACT
_________________________

To Whom It May Concern:

We hereby inform you of the following relevant fact, pursuant to Article 9 and second paragraph of Article 10 of Law No 18.045 in the Norma de Carácter General No. 30 and Circular No. 1375, both of this Superintendence.

LAN Airlines S.A. (“LAN”) has decided to implement a change in its American Depositary Receipt (“ADR”) program by modifying the number of shares of LAN represented by each American Depositary Share (“ADS”). Currently, each ADS represents five shares of LAN. By virtue of the proposed change, each ADS would represent one share of LAN.

For this purpose, LAN has communicated its instructions to The Bank of New York, in its capacity as depositary under the ADR program. According to the timetable prepared by such bank, and notwithstanding any special circumstances that may require the modification of the timetable, the proposed change would be effective on August 16, 2007.

With no further matters, yours sincerely,

Alejandro de la Fuente G.

Chief Financial Officer
Lan Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 10, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Alejandro de la Fuente Chief Financial Officer